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100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC

Post-Qualification Amendment to Offering Statement on Form 1-A

Filed November 14, 2023

File No. 024-11723

To Whom It May Concern:

On behalf of Phoenix Capital Group Holdings, LLC (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2023 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment to Offering Statement on Form 1-A filed by the Company on November 14, 2023. This letter is being submitted together with an amendment (“Amendment No. 8”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”), which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below correspond to the numbers paragraphs in the Staff’s Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 8.

Post-Qualification Amendment to Offering Statement on Form 1-A

Summary of Adamantium Loan Agreement, page 43

1.

We note disclosure that you entered into a loan agreement with your subsidiary Adamantium Capital, LLC (“Adamantium”) on September 14, 2023, for up to a maximum principal amount of $200,000,000 in one or more advances (the “Adamantium Loan Agreement”). Rule 252(f)(iii)(2)(ii) states that post-qualification amendments must be filed to reflect any facts or events arising after the qualification date of the offering statement which represent a fundamental change in the information set forth in the offering statement. Please tell us how you determined that this event did not constitute a fundamental change to be disclosed prior to the qualification of your post-qualification amendments on September 29, 2023.

December 22, 2023

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that the execution of the Adamantium Loan Agreement, the borrowing of advances thereunder, or the issuance of the Adamantium Bonds (collectively, the “Adamantium Transactions”) represents a fundamental change in the information set forth in the Offering Statement as described in Rule 252(f)(2)(ii). In any event, the Company believes that, at the time the Post-Qualification Amendment to Offering Statement on Form 1-A, filed by the Company on September 27, 2023 (“Amendment No. 6”), was qualified by the Commission on September 29, 2023, and at all times thereafter until the Company’s filing of the Post-Qualification Amendment to Offering Statement on Form 1-A on November 14, 2023 (“Amendment No. 7”), the Adamantium Transactions did not represent a fundamental change in the information set forth in the Offering Statement.

While the Commission has not defined a “fundamental change” for purposes of Rule 252(f)(2)(ii), it has provided examples in various interpretive materials, including in connection with similar language regarding the requirement to file post-effective amendments to a Form S-1 under the Securities Act. Based on these and other materials, a fundamental change may generally be interpreted to relate to a major change in the issuer’s operations, such as a significant acquisition or disposition, to a change in the business or operations of the issuer that would necessitate a restatement of the issuer’s financial statements, or to changes in the price of securities offered from the qualified offering price. The Company respectfully advises the Staff that the Adamantium Transactions do not reflect a major change in the Company’s operations. The Company discloses throughout the Offering Statement that it has incurred a significant amount of indebtedness to help fund its operations, and that it will continue to incur more debt and is permitted to do so under the terms of its existing debt. The Company has previously disclosed its intention to enter into a substantially similar arrangement to the Adamantium Transactions with its subsidiary, PCGHI, and disclosed to Bondholders that the Company may incur additional indebtedness senior in priority to the Bonds both as to lien priority and/or structural seniority. Furthermore, the Adamantium Transactions have not necessitated, and are not expected to necessitate, a restatement of the Company’s financial statements, and have not resulted in a change in the price of the Bonds offered pursuant to the Offering Statement, or any other terms of the Bonds. The Company respectfully advises the Staff that, as a result, the Adamantium Transactions do not constitute a fundamental change in the information set forth in Offering Circular.

In the event that the Adamantium Transactions do constitute a fundamental change, the Company respectfully advises the Staff that, although the Adamantium Loan Agreement was entered into on September 14, 2023, the Adamantium Transactions were initially exploratory in nature and intended to test market demand for a debt product to be offered to a small number of high net worth accredited investors pursuant to an offering under Rule 506(c) of Regulation D under the Securities Act. The Adamantium Loan Agreement provides for Adamantium to loan to the Company and Phoenix Operating LLC, as borrowers, up to an aggregate principal amount of $200,000,000; however, such amounts are only loaned to the borrowers upon the sale of Adamantium Bonds. In this respect, the Company submits that no Adamantium Bonds had been sold and no amounts had been loaned under the Adamantium Loan Agreement at the time of qualification of Amendment No. 6 on September 29, 2023. The first sale of Adamantium Bonds closed on October 5, 2023 for a total purchase amount of $1.0 million. Based on the initial success of the offering of Adamantium Bonds during the month of October 2023, the Company determined to continue the Adamantium

December 22, 2023

Bonds offering and subsequently disclosed the Adamantium Transactions in Amendment No. 7, which disclosed that only $8,328,000 aggregate principal amount of Adamantium Bonds (and a corresponding amount under the Adamantium Loan Agreement) was outstanding as of November 1, 2023. The Company respectfully submits that, if the Adamantium Transactions do constitute a fundamental change in the information in the Offering Statement, they only did so by the time of the Company’s filing of Amendment No. 7.

2.

Please substantially revise throughout the prospectus to provide additional disclosure regarding Adamantium and the Adamantium Loan, including the company history, current operations, material terms, and associated risks. In addition, please clarify how Adamantium intends to raise the funds necessary to satisfy its loan obligations, including whether it will conduct offerings under Regulation A.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 7, 11, 12, 14, 15, 70 and 71 of Amendment No. 8. The Company respectfully advises the Staff that Adamantium and the Adamantium Loan Agreement are similar in concept to PCGHI and the PCGHI Loan, provided that PCGHI is seeking to conduct offerings pursuant to Regulation A and Adamantium was formed as a financing subsidiary to test market demand for a debt product to be offered to a small number of high net worth accredited investors pursuant to an offering under Rule 506(c) of Regulation D under the Securities Act. Adamantium does not expect to pursue an offering under Regulation A; likewise, PCGHI does not expect to pursue an offering under Regulation D. The Company has revised the disclosure of Amendment No. 8 to clarify and align the level of detail and disclosure regarding these entities. With respect to the Staff’s comment to clarify how Adamantium intends to satisfy its loan obligations, the Company respectfully advises the Staff that Adamantium is the lender under the Adamantium Loan Agreement and thus does not have outstanding loan obligations to satisfy. With respect to Adamantium’s obligations regarding the Adamantium Bonds, Adamantium is expected to satisfy such obligations with payments from the Company, which the Company expects to fund through a combination of cash from operations as well as other sources of liquidity, including additional borrowings or securities issuances.

3.

We note your disclosure at page 67 that PhoenixOp and Adamantium will loan up to $200,000,000 to the Company. However, your disclosure at page 45 states that the Company will fund PhoenixOp and that PhoenixOp has approximately $150,000,000 in cash needs. Please revise to clarify and reconcile this disclosure and related disclosures regarding the relationship of these companies.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 45 and 70 of Amendment No. 8 to clarify that the Adamantium Loan Agreement provides for loans of up to $200,000,000 by Adamantium to the Company and PhoenixOp, as borrowers, and clarify the relationship between PhoenixOp and Adamantium. For the avoidance of doubt, PhoenixOp is not a lender under the Adamantium Loan Agreement. The Company has revised the disclosure on pages 48, 70 and 72 of Amendment No. 8 to refer to proceeds of the Adamantium Loan Agreement as a potential source of capital for the Company and PhoenixOp and to clarify that PhoenixOp is a borrower under the Credit Agreement and Adamantium Loan Agreement.

Exhibits

December 22, 2023

4.	Please ensure that you have filed all material contracts required under Part III of Form 1-A:

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated the exhibits filed with Amendment No. 8.

*    *    *    *

December 22, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051 or to my colleague Christopher J. Clark by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Very truly yours,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Curtis Allen, Chief Financial Officer, Phoenix Capital Group Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP